EXHIBIT 99.56
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[LOGO - VERMILION ENERGY TRUST]


                                  PRESS RELEASE
               VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
                                 APRIL 21, 2003

Vermilion Energy Trust (the "Trust") (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on May 15, 2003 to all unitholders of record on April 30, 2003. The ex-distribution date for this payment is April 28, 2003.

The Trust will be releasing its first quarter results for 2003 on May 12, 2003.

Vermilion Energy Trust is an international energy trust that benefits from geographically diverse production. While 74% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.4% interest in Aventura Energy Inc. a Trinidad based operation that provides capital appreciation potential for the Trust unitholders. Vermilion's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com